Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

August 6, 2010

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Watsco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Definitive Proxy Statement on Schedule 14A

File No. 001-05581

Dear Mr. Cash:

On behalf of Watsco, Inc., a Florida corporation (the “Company”), transmitted herewith is a response to the comment letter of the Staff dated July 23, 2010 regarding the above-referenced reports filed by the Company. For ease of reference, the Staff’s comment is set forth below.

Prior Comment 5 - Valuation of Goodwill

1.	In order to help us more clearly understand your conclusion that your components have similar economic characteristics, please provide us with all of the financial reports reviewed by each component’s management during the years ended December 31, 2008 and 2009 and during the quarter ended March 31, 2010. Multiple dated versions of the same report may be excluded if year-to-date versions of each report are available for the requested time periods. Under Exchange Act Rule 12b-4, you may request that the reports be returned to you upon completion of our review.

Company’s Response:

In response to the Staff’s comment, the Company is providing supplementally under a separate cover letter on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 101(c)(2) under Regulation S-T certain financial reports reviewed by each component’s management during the years ended December 31, 2008 and 2009 and during the quarter ended March 31, 2010. As provided for in the Staff’s comment, the Company is not providing multiple dated versions of the same report where year-to-date versions of the report are being provided. In accordance with this request and consistent with the protection of investors and the provisions of the Freedom of Information Act, the Company requests that the Staff return the supplemental materials to the Company at the address listed above after the Staff has completed its review. Additionally, the Company is requesting that the Staff afford confidential treatment under the Freedom of Information Act to these supplemental materials pursuant to the provisions of 17 C.F.R. Section 200.83.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (305) 714-4115.

Sincerely,

Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez
Chief Financial Officer

cc:	Jaret Davis, Esq., Greenberg Traurig, P.A.

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